EXHIBIT H


                           FORM OF FEDERAL REGISTER NOTICE

               New Century Energies, Inc. ("NCE"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") whose principal business address is at 1225 17th Street, Denver, Colorado 802-5533, and certain of its direct and indirect subsidiaries have filed an Application/Declaration requesting authority for a program of external and intrasystem financing and for certain additional related matters. NCE owns all of the issued and outstanding common stock of Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company ("SPS"), and Cheyenne Light, Fuel and Power Company ("Cheyenne") (collectively, the "Utility Subsidiaries"), which together serve approximately 1.6 million electric customers in parts of Colorado, Texas, Wyoming, New Mexico, Oklahoma, and Kansas and approximately 1 million gas customers in parts of Colorado and Wyoming.

               NCE engages through direct and indirect non-utility subsidiaries (collectively, the "Non-Utility Subsidiaries") in various energy-related and non-utility businesses. These include: NC Enterprises, Inc. ("Enterprises"), which serves as an intermediate holding company for certain of NCE's non-utility subsidiaries and investments; New Century Services, Inc., a subsidiary service company; WestGas Interstate Inc., a gas pipeline that operates in Colorado and Wyoming; New Century International, Inc., which indirectly holds NCE's interest in Yorkshire Electricity Group plc, a regional electric distribution company serving parts of England; e prime, inc., which sells energy-related products and services and engages in brokering, marketing and trading of electricity and natural gas; Quixx Corporation, which is engaged in development activities relating to "exempt wholesale generators" ("EWGs") and exempt "foreign utility companies" ("FUCOs"), as defined in Sections 32 and 33 of the Act, respectively, "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended, and other energy related projects; Utility Engineering Corporation, which provides general engineering, development, design, construction and other services to both associate and non-associate companies; The Planergy Group, Inc. and New Century-Cadence, Inc., which engage exclusively in activities permitted under Rule 58; New Century Energy Communications, Inc. and New Century-Centrus, Inc., which are "exempt telecommunications companies" ("ETCs") within the meaning of
          Section 34 of the Act; Natural Fuels Corporation, an 83.63%-owned subsidiary of Enterprises, which is engaged in the commercialization of compressed natural gas as a motor fuel; PS Colorado Credit Corporation ("PSCCC"), a subsidiary of PSCo which is engaged in financing and factoring of PSCo's fuel inventories and accounts receivable; and 1480 Welton, Inc., also a subsidiary of PSCo, which holds certain of PSCo's real estate interests for use in the utility business.

               NCE and Subsidiaries' Current Financing Authority.  By order
               -------------------------------------------------
          dated August 1, 1997 in File No. 70-9007,1 as modified by supplemental order dated May 14, 1998, 2 NCE and its


          --------------------------

          1.   Holding Company Act Rel. No. 26750.

          2.   Holding Company Act Rel. No. 26872.

          Subsidiaries (collectively, the "Applicants") are currently authorized to engage in external and internal financing through December 31, 1999 (except as otherwise noted below), as follows:
          (1) NCE is authorized to issue and sell from time to time, in public or privately negotiated transactions, shares of common stock, $1 par value per share, for an aggregate offering price of up to $745 million. In addition, NCE is authorized to issue and sell an additional 30 million shares of common stock from time to time through August 1, 2007 to fund various benefit and dividend reinvestment plans (the "Stock Plans"); (2) NCE is authorized to issue and reissue from time to time short-term debt aggregating up to $200 million at any time outstanding, subject to increase to $325 million at such time as PSCCC, a subsidiary of PSCo, becomes a direct subsidiary of NCE; (3) NCE is authorized to provide guarantees and similar credit support on behalf of Subsidiaries in an aggregate amount not to exceed $300 million outstanding at any one time; (4) Cheyenne is authorized to issue short-term debt aggregating not more than $25 million outstanding at any one time; (5) NCE and its Subsidiaries are authorized to finance other Subsidiaries in an aggregate amount not to exceed $300 million outstanding at any one time, exclusive of financing of Subsidiaries that is exempt pursuant to Rules 45(b) and 52, as applicable; (6) PSCo is authorized to provide up to $450 million in guarantees and other forms of credit support on behalf of PSCCC and certain of its other subsidiaries in connection with borrowings under certain existing credit facilities and to enter into similar credit facilities in the future (also with PSCo s guarantee); (7) Subsidiaries are authorized to provide guarantees and other forms of credit support on behalf of other Subsidiaries in an aggregate amount not to exceed $100 million, exclusive of such guarantees as may be exempt pursuant to Rule 45(b); (8) Subsidiaries are authorized to organize and acquire the voting or other equity securities of entities ("Financing Entities") formed to facilitate financings through the issuance to third parties of income preferred securities or other securities. Subsidiaries are also authorized to issue debentures or other evidences of indebtedness to such Financing Entities in consideration for the proceeds of external financings by Financing Entities and to guarantee the obligations of Financing Entities; and (9) NCE is authorized to use the proceeds of financing (including guarantees) to fund investments in one or more EWGs or FUCO in an aggregate amount at any time outstanding which, when added to NCE's "aggregate investment" (as defined in Rule 53(a)(1)) at any time in all such entities, will not exceed 50% of NCE's "consolidated retained earnings" (also as defined in Rule 53(a)(1)).

               Requested Approvals.  The Applicants are now requesting
               -------------------
          authorization for a program of external financing and intrasystem financing and for certain additional related proposals for the period through December 31, 2001 ("Authorization Period"), as follows: (1) NCE requests authority to issue and sell from time to time (A) up to $1.25 billion of its common stock, $1 par value per share ("Common Stock"), and an additional 30 million shares of Common Stock (as such number may hereafter be adjusted during the Authorization Period to reflect any stock split) from time to time through December 31, 2008 pursuant to certain pension and executive compensation plans and the NCE dividend reinvestment plan, or similar plans adopted in the future ("Stock Plans"), (B) debt securities in an aggregate principal amount outstanding at any one time not to exceed $600 million (the "NCE Debt Limitation"), consisting of short-term debt having a maturity from the date of issue of not more than one year and/or commercial paper offered to dealers ("Short-term Debt") and unsecured debentures (the "Debentures") having a maturity of up to 40 years; provided that the aggregate principal amount of Debentures at any time outstanding shall not exceed $300 million, and provided further that, at such time as PSCCC becomes a direct subsidiary of NCE, the NCE Debt Limitation shall be increased to $975 million, of which up to $450 million may consist of Debentures, and (C) securities other than those described above, which would be described in a post-effective amendment to the Application/Declaration; (2) Cheyenne requests authority to issue and sell from time to time up to $40 million of Short-term Debt; (3) NCE requests authority to provide financing to its Subsidiaries and the Subsidiaries propose to provide financing to other Subsidiaries in an aggregate principal amount of up to $500 million outstanding at any one time, exclusive of financing that is exempt pursuant to Rule 45(b) or Rule 52, as applicable; (4) NCE requests authority to enter into guarantees and provide other forms of credit support with respect to obligations of any direct or indirect subsidiary in an aggregate principal or nominal amount not to exceed $800 million at any one time outstanding, exclusive of any guarantees or other forms of credit support that are exempt under Rule 45(b), provided that, upon PSCCC becoming a direct subsidiary of NCE, NCE may provide guarantees and other forms of credit support in an aggregate amount not to exceed $850 million; (5) Subsidiaries request authority to issue guarantees and other forms of credit support with respect to obligations of other Subsidiaries in an aggregate principal or nominal amount not to exceed $100 million at any one time outstanding, exclusive of guarantees that are exempt pursuant to Rule 45(b); (6) NCE and, to the extent not exempt under Rule 52, the Subsidiaries request authority to enter into hedging transactions with respect to existing indebtedness of such companies in order to manage and minimize interest rate costs, and NCE and the Subsidiaries also request authority to enter into hedging transactions with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure; (7) NCE and the Subsidiaries request authority to acquire the equity securities of one or more Financing Subsidiaries and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b), and Financing Subsidiaries request authority to acquire the notes or other evidence of indebtedness of NCE or any Subsidiary in consideration for the proceeds of external financing by Financing Subsidiaries; (8) NCE, Enterprises and any direct or indirect subsidiary of Enterprises request authority to acquire the equity securities of one or more subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to EWGs, FUCOs, companies engaged in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or ETCs, provided that Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities; and (9) Enterprises and any direct or indirect subsidiary of Enterprises (including Intermediate Subsidiaries and Rule 58 Subsidiaries) request authority to pay dividends out of capital and unearned surplus to the extent allowed under applicable law and the terms of any credit or security instruments to which they may be parties.

               The proceeds from the financings authorized by the Commission pursuant to this Application or Declaration will be used for general corporate purposes, including (1) financing, in part, investments by and capital expenditures of NCE and its Subsidiaries, (2) the repayment, redemption, refunding or purchase by NCE or any of its Subsidiaries of securities issued by such companies without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (3) financing working capital requirements of NCE and its Subsidiaries, and (4) other lawful general purposes. The Applicants represent that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder. Upon the effective date of the Commission's order in this proceeding approving the proposals summarized above, NCE and its Subsidiaries will relinquish their current authorization in File 70-9007.

               NCE may issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

               NCE may also issue Common Stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder.

               Shares of Common Stock for use under Stock Plans may either be newly issued shares, treasury shares or shares purchased in the open market. NCE will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. NCE may also acquire treasury shares through other open-market purchases.

               To provide financing for general corporate purposes, other working capital requirements and construction spending until long-term financing can be obtained, NCE may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. NCE also proposes to establish bank lines in an aggregate principal amount not to exceed the NCE Debt Limitation. Loans under these lines will have a maturity date not more than one year from the date of each borrowing. NCE may engage in other types of short-term financing generally available to borrowers with investment grade credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

               The Debentures (a) may be convertible into any other securities of NCE, (b) will have maturities ranging from one to 40 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party. In addition, NCE may have the right from time to time to defer the payment of interest on the Debentures of one or more series (which may be fixed or floating or "multi-modal" debentures, i.e., debentures where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period), with all accrued and unpaid interest (together with interest thereon) becoming due and payable at the end of each such extension period. The Debentures will be issued under an indenture (the "Indenture") to be entered into between NCE and a national bank, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture), with a supplemental indenture to be executed in respect of each separate offering of one or more series of Debentures (each a "Supplemental Indenture").

               NCE contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Debentures without registration under the Securities Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

               The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable Supplemental Indenture and Purchase Agreement or underwriting agreement setting forth such terms; provided, however, that NCE will not issue and sell any Debentures at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets. NCE will not, without further approval of the Commission, issue any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

               NCE also proposes to issue other types of securities from time to time as necessary or desirable in order to minimize financing costs or obtain new capital under then existing market conditions. NCE requests the Commission to reserve jurisdiction over the issuance of securities other than the specific securities described above and undertakes to file a post-effective amendment in this proceeding which will describe the amount and terms of such securities and request a supplemental order authorizing the issuance thereof.

               Rule 52 under the Act provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries, as they will have been approved by the Colorado Public Utility Commission ("CPUC") in the case of PSCo, the New Mexico Public Utility Commission ("NMPUC") in the case of SPS and the Wyoming Public Service Commission ("WPSC") in the case of Cheyenne. However, certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption.

               All securities of Cheyenne, except for securities with maturities of less than 12 months, are approved by the WPSC. Accordingly, Cheyenne requests authority to issue Short-term Debt in an aggregate amount at any one time outstanding not exceed $40 million. Cheyenne also proposes to engage in other short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to NCE, bank lines and debt securities issued under its indentures and note programs. Borrowings under bank lines and other borrowings shall have a maturity of not more than one year from the date of each borrowing.

               The Utility Subsidiaries have requested that the Commission reserve jurisdiction over the issuance of other types of securities with respect to which the exemption under Rule 52 would not apply. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Utility Subsidiary.

               It is believed that, in almost all cases, financings by Non-Utility Subsidiaries will also be exempt from prior Commission authorization pursuant to Rule 52(b). The Non-Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of any other securities with respect to which the exemption under Rule 52(b) would not apply. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such non-exempt security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.

               NCE proposes to finance certain of its Subsidiaries and Subsidiaries propose to finance other Subsidiaries in an aggregate amount not exceeding $500 million outstanding at any one time during the Authorization Period. The $500 million excludes financing that is exempt pursuant to Rules 45(b) and 52, as applicable. Such financings would generally be in the form of cash capital contributions, open account advances, loans and/or capital stock purchases. Open account advances will provide funds for general corporate purposes and other working capital requirements and temporarily for investments and capital expenditures until long-term financing is obtained and/or cash is generated internally. NCE or the lending Subsidiary will determine, at its discretion, how much financing to give each borrowing Subsidiary as its needs dictate during the Authorization Period. Generally, NCE's or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b).

               To the extent that any intrasystem loan or extension of credit is not exempt under Rule 45(b) or Rule 52, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of NCE or the lending Subsidiary, as the case may be, including an allocated share of commitment fees. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds effective rate of interest as quoted daily by the Federal Reserve Bank of New York.

               The Subsidiaries may issue and NCE or other Subsidiaries may acquire other types of securities which do not qualify for use of Rule 52 but which are considered appropriate during the Authorization Period. NCE and the Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Subsidiary.

               NCE requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "NCE Guarantees") with respect to the obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $800 million outstanding at any one time, exclusive of any such guarantees that may be exempt pursuant to Rule 45(b), provided that the limitation on NCE Guarantees shall be increased to $850 million at such time as PSCCC becomes a direct subsidiary of NCE. NCE will charge each Subsidiary a fee for each guarantee provided on behalf of such Subsidiary that is determined by multiplying the amount of the NCE guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees) for the period of time the guarantee remains outstanding.

               In addition, the Subsidiaries request authority to provide to other Subsidiaries guarantees and other forms of credit support ("Subsidiary Guarantees") in an aggregate principal amount not to exceed $100 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b).

               The amount of NCE Guarantees and Subsidiary Guarantees outstanding at any one time shall not be counted against the aggregate respective limits applicable to external financings or the limits on intrasystem financing requested elsewhere herein.

               NCE, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to Short-term Debt and the Debentures ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

               Interest Rate Hedges will involve the use of financial instruments commonly used in today s capital markets, such as interest rate swaps, caps, collars, floors, and structured notes, or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

               In addition, the Applicants request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, bit not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither NCE nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities. Further, no Anticipatory Hedge position will be outstanding (open) for more than 180 days.

               The Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

               NCE and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of NCE and the Subsidiaries through the issuance of debt or equity securities, including but not limited to monthly income preferred securities, to third parties and the loaning of the proceeds of such financings to NCE or such Subsidiaries.
          Such Financing Subsidiaries would issue and sell securities to third parties pursuant to Rule 52. NCE may, if required, guarantee or enter into expense agreements in respect of the obligations of any such Financing Subsidiaries, the amount of which would be counted against the proposed NCE Guarantee limit. Subsidiaries may also provide guarantees and enter into expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable.

               NCE and Enterprises propose to acquire the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Non-Utility Subsidiaries, provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, NCE requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities.

               Enterprises also proposes, on behalf of itself and every direct or indirect Rule 58 Subsidiary and Non-Utility Subsidiary, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

               The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $15,000. The above fees do not include underwriting fees and all other expenses incurred in consummating financings covered hereby. It is estimated that such fees and expenses will not exceed 5% of the proceeds.

               With respect to the requirements of Rules 53 and 54, NCE states that it has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

               Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." NCE's "aggregate investment" (as defined in Rule 53(a)(1)(I)) in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire"), which will become a FUCO, and Independent Power Corporation plc ("IPC"), which will become either an EWG or a FUCO, is currently equal to 55% of NCE's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended June 30, 1998. At the present time, therefore, NCE does not satisfy all of the requirements of Rule 53(a). However, in a separate proceeding (Holding Company Act Rel. No. 26872), NCE is requesting authority to use the proceeds of financing (including guarantees) to fund investments in EWGs and FUCOs in an amount which, when added to NCE's "aggregate investment" in such entities at any time, will not exceed 100% of NCE's "consolidated retained earnings."